Exhibit 99.2

AGRIA CORPORATION

(THE “COMPANY”)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the annual general meeting of shareholders in the Company (the “AGM”) will be held at 26th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong at 9:30 a.m. (Hong Kong Time) on April 24, 2013 for the purpose of considering and, if thought fit, passing and approving the following resolution as an ordinary resolution:

1.	THAT, (i) pursuant to the power contained in Article 49(c), of the Company's Articles of Association, two authorised but unissued shares of US$0.0000001 par value be hereby cancelled; (ii) pursuant to the power contained in Article 49(a) all the share capital of the Company be consolidated on the basis that every three shares of par value US$0.0000001 each be consolidated into one share of par value US$0.0000003 each so that the authorised share capital of the Company shall with immediate effect be US$49,999.9999998 divided into 166,666,666,666 shares of a nominal or par value of US$0.0000003 per share and THAT the Directors be authorised for and on behalf of the Company to repurchase shares and fractions thereof in such manner and on such terms as they consider appropriate to avoid any member holding a fraction of a share.

The Board of Directors of the Company has fixed the close of business on March 15, 2013 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjournment(s) thereof.

Please refer to the proxy form which is attached and made a part of this notice. Holders of record of our ordinary shares, including the depositary of the Company’s American Depositary Shares (“ADSs”), at the close of business on the Record Date are entitled to vote at the Annual General Meeting and any adjournment thereof. Holders of the Company’s ADSs who wish to exercise voting rights for the underlying shares must act through the Company’s ADS depositary.

YOU ARE CORDIALLY INVITED TO ATTEND THE ANNUAL GENERAL MEETING IN PERSON. YOUR VOTE IS IMPORTANT. IF YOU CANNOT ATTEND THE ANNUAL GENERAL MEETING IN PERSON, YOU ARE URGED TO COMPLETE, SIGN, DATE AND RETURN THE ACCOMPANYING PROXY FORM BY 9:30 A.M. ON APRIL 22, 2013 (HONG KONG TIME).

Shareholders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from our website at www.agriacorp.com, or by writing to Ms. Mia Li at Room 1701, 17/F, Dutyfree Business Building, Fuhua 1st Road, Futian District, Shenzhen 518048, People’s Republic of China or by email to mia.li@agriacorp.com or Ms. Catherine Leung at catherine.leung@agriacorp.com.

By order of the Board of Directors,

Agria Corporation

Signed by /s/ Guanglin Lai

Name: Guanglin Lai

Title: Chairman

March 14, 2013

Executive Office: Room 1206, Huantai Building 12, Zhongguancun South Street Haidian District Beijing 100081 People’s Republic of China	Registered Office: Maples Corporate Services Limited P.O. Box 309, Ugland House Grand Cayman, KY1-1104 Cayman Islands

NOTES

1	A shareholder entitled to attend and vote at the above AGM is entitled to appoint one or more proxies to attend and vote in his/her stead. A proxy need not be a shareholder of the Company.

2	A form of proxy for the AGM is enclosed. Whether or not you propose to attend the AGM in person, you are strongly advised to complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then send it to, or deposit it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at the offices of Agria Corporation at Room 1701, 17/F, Dutyfree Business Building, Fuhua 1st Road, Futian District, Shenzhen 518048, People’s Republic of China or send it by facsimile to (86-755) 8276-6965, in each case marked for the attention of Ms. Mia Li not later than 48 hours before the time appointed for holding the meeting (i.e. 9:30 a.m. on April 22, 2013) or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll taken more than 48 hours after it is demanded, not less than 24 hours before the time appointed for the taking of the poll, or, where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded, by delivery at the meeting at which the poll was demanded to the chairman or to the secretary or to any director.

3	Returning the completed form of proxy will not preclude you from attending the AGM and voting in person if you so wish.

4	If two or more persons are jointly regarded as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company's register of shareholders in respect of the relevant shares.

5	Any corporation or other non-natural person which is a shareholder may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual shareholder.

6	If a clearing house (or its nominee) is a shareholder, it may, by resolution of its directors or other governing body or by power of attorney, authorise such person or persons as it thinks fit to act as its representative or representatives at any general meeting of the Company provided that, if more than one person is so authorised, the authorisation shall specify the number and class of shares in respect of which each such person is so authorised. A person so authorised shall be entitled to exercise the same powers on behalf of the clearing house (or its nominee) which he represents as that clearing house (or its nominee) could exercise if it were an individual shareholder of the Company holding the number and class of sharers specified in such authorisation.

7	The quorum for the AGM is not less than an aggregate of one-third of all voting share capital of the Company in issue present at the AGM in person or by proxy or, if a corporation or other non-natural person, by its duly authorised representative or proxy and entitled to vote.